                                                                   EXHIBIT 20.1

                                                                         ALLIED
                                                                           LOGO

NEWS RELEASE                                                 ALLIED Group, Inc.
For Immediate Release                                              701 5th Ave.
NASDAQ Symbol:  ALGR                                 Des Moines, IA  50391-2000
                                           Contact: Jim Shaffer  (515) 280-4326

                          ALLIED GROUP, INC. ANNOUNCES
                    DIVIDEND INCREASE, ESOP STOCK CONVERSION

Des Moines, Iowa, March 6, 1996--ALLIED Group, Inc. today announced two events significant to investors. The first was a Board of Directors decision; the second was an action taken by the Trustee of the Company's Employee Stock Ownership Plan (ESOP).

At the March 5, 1996 Board meeting, the Directors voted to pay a first-quarter 1996 dividend of $0.22 per share on March 28, 1996 to stockholders of record on March 26th. The dividend is $0.05 higher than the one paid in the fourth quarter of 1995. "The increase recognizes the Company's strong capital position and its potential financial performance," said Chairman John Evans. "The dividend is expected to be in the mainstream in terms of payout ratio and yield."

Evans emphasized that in awarding the merited increase, Directors gave full consideration to the dividend policy of the past ten years: "We understand the significance investors have placed on our history of steady annual dividend increases."

Primarily on the strength of the higher dividend and the Company's performance trends, the ESOP Trustee has elected to convert the ESOP preferred stock to common stock. The date of the conversion will be March 7, 1996.

Since the 2.9 million shares of ESOP Series convertible preferred stock were not part of the 3-for-2 common stock split in 1993, each of those shares will convert to 1.5 shares of common stock. The conversion will increase the number of common shares outstanding to 13.9 million and the total market capitalization to more than $575 million.

"The actions should be favorably received by the investment community," said Jim Shaffer, President (Financial). "The higher dividend enhances total return, the conversion will eliminate the confusing disparity between primary and fully diluted earnings per share, and our market cap will henceforth be calculated on a consistent basis."

Shaffer highlighted the positive impact on the Company's employee-owners: "Once their ESOP account has been converted, they'll share directly in all benefits that accrue to other investors. Participating in the higher dividend yield on their common stock will be an immediate reward."

ALLIED Group, Inc. is a regional property-casualty insurance holding company specializing in personal lines. The Company's property-casualty subsidiaries use independent agencies, exclusive agencies, and direct response marketing to offer products in central and western states. Information on ALLIED Group, Inc. is now available at http://www.cprofiles.com, http://www.prnewswire.com/cnoc, and http://www.cfonews.com/ALGR.

                                    -- END --